UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                           __________________

                               FORM 11-K

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

                                  OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________


                Commission file number: 0-23433


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


              Wayne Savings 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                 Wayne Savings Bancshares, Inc.
                    151 North Market Street
                      Wooster, Ohio 44691



                      REQUIRED INFORMATION

     Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

                                                                      Page No.
                                                                      --------

     Report of Independent Registered Public Accountants...................3

     Financial Statements

          Statements of Net Assets Available for Benefits..................4

          Statements of Changes in Net Assets Available for Benefits.......5

          Notes to Financial Statements....................................6

     Supplemental Schedule

          Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...10
















                                    2

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS


Trustees
Wayne Savings 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Wayne Savings 401(k) Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/GRANT THORNTON LLP
Cincinnati, Ohio
June 9, 2005



                                3


              Wayne Savings 401(k) Retirement Plan

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   December 31, 2004 and 2003


     ASSETS                                     2004         2003

Investments at fair value (Note C)          $1,299,483   $1,031,627
Participant loans                                6,722        9,063
Cash                                               --         3,942
                                             ---------    ---------
                                             1,306,205    1,044,632

Receivables:
  Employer contributions                           --         3,488
  Accrued income                                 4,335          --
                                             ---------    ---------
     Total assets                            1,310,540    1,048,120

     LIABILITIES

Benefits payable - corrective distributions        --         6,556
                                             ---------    ---------
Net assets available for benefits           $1,310,540   $1,041,564
                                             =========    =========
























The accompanying notes are an integral part of these statements.

                                4

              Wayne Savings 401(k) Retirement Plan

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              For the year ended December 31, 2004


Additions to net assets attributed to:
  Participant contributions                             $   183,339
  Employer contributions                                    120,266
  Interest and dividends on investments                      41,770
  Net depreciation on investment securities (Note C)        (50,179)
  Realized loss on sale of securities                          (659)
                                                          ---------
     Total additions                                        294,537

Deductions from net assets attributed to:
  Benefits paid to participants                              22,485
  Administrative fees                                         3,076
                                                          ---------
     Total deductions                                        25,561

Increase in net assets available for benefits               268,976

Net assets available for benefits:
  Beginning of year                                       1,041,564
                                                          ---------
  End of year                                           $ 1,310,540
                                                          =========

























The accompanying notes are an integral part of these statements.

                                5

             Wayne Savings 401(k) Retirement Plan

                NOTES TO FINANCIAL STATEMENTS

                  December 31, 2004 and 2003


NOTE A - DESCRIPTION OF PLAN

 The following description of the Wayne Savings 401(k)
 Retirement Plan ("Plan") provides only general information.
 Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 1.  General
     -------
 The Plan is a defined contribution plan covering all employees of Wayne Savings Community Bank (the "Company") who have one year of service with a minimum of 1,000 hours worked and have attained age 21. It was established for the purpose of providing retirement and profit sharing benefits to all eligible employees of the Company. Effective January 1, 2004, the Plan was amended to a "safe harbor" plan and on March 1, 2004 the Plan transferred recordkeeping and trustee responsibilities to the Huntington National Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 2.  Contributions
     -------------
 Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, subject to an overall $13,000 limitation in 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common/collective trust funds and stock of Wayne Savings Bancshares, Inc. as investment options for participants. The 401(k) matching Company contribution is invested as directed by the participants. Additional profit sharing amounts may be contributed at the option of the Company's management and are invested in a portfolio of investments as directed by the participants. Contributions are subject to certain limitations.

 The Company contributes on behalf of the participants a matching contribution of 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 4%, thereby providing for a match of 5% on the first 7% of an employee's contribution.

 3.  Participant Accounts
     --------------------
 Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution,
 (b) Plan earnings and (c) nonvested forfeitures. Allocations are based on each participant's account at the end of the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

 4.  Payment of Benefits
     -------------------
 Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Any nonvested amounts are forfeited to the Plan and used to offset any future employer matching contributions.


                                6

              Wayne Savings 401(k) Retirement Plan

            NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                   December 31, 2004 and 2003


NOTE A - DESCRIPTION OF PLAN (continued)

 5.  Vesting
     -------
 Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service, with 20% annual incremental vesting beginning at the end of year two.

 6.  Participant Loans
     -----------------
 Participants may borrow up to 50% of their 401(k) contributions. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Participants may have only two outstanding loans at anytime. The interest rate is the prime rate plus 1% and is determined when the participant applies for the loan. Principal and interest are repaid directly to the participants account through payroll deduction.

 7.  Forfeitures
     -----------
 For the year ended December 31, 2004, there were $4,711 in unallocated forfeitures. Forfeitures may be used by the Plan to reduce future employer matching contributions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

 1.  Basis of Accounting
     -------------------
 The financial statements of the Plan are prepared under the accrual method of accounting.

 2.  Use of Estimates
     ----------------
 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statement and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

 3.  Investment Valuation and Income Recognition
     -------------------------------------------
 The Plan's investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
 Participant loans are valued at their outstanding balances, which approximate fair value.

 Purchases and sales of securities are recorded on the settlement date.

 4.  Payment of Benefits
     -------------------
 Benefits are recorded when paid.

                                7

               Wayne Savings 401(k) Retirement Plan

            NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                   December 31, 2004 and 2003


NOTE C - INVESTMENTS

 The following represents categories of investments that represent either investments with parties-in-interest or investments that constitute 5 percent or more of the Plan's net assets at December 31:

                                                          2004        2003

 Wayne Unitized Stock Fund*                             $575,888    $585,512
 Huntington Funds - Equity Dividend Reinvestment Fund*    21,048          --
 Huntington Funds - Fixed Dividend Reinvestment Fund*     19,696          --
 Janus Twenty                                                 --      95,112
 MFS Mass Investors Growth                                    --      52,143
 AIM Value Fund                                               --      61,261
 Dreyfus S&P 500 Index Fund                              148,705      97,532
 Federated Capital Appreciation Fund - Class A           102,402          --
 Fidelity Advisor Equity Growth Fund - Class T           205,182          --

    * Denotes a party-in-interest

 During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $50,838.


NOTE D - PARTY-IN-INTEREST TRANSACTIONS

 Participants may invest in stock of Wayne Savings Bancshares, Inc., the Plan sponsor, and mutual funds of The Huntington
 National Bank. These transactions qualify as party-in-interest transactions.


NOTE E - PLAN TERMINATION

 Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.


NOTE F - TAX STATUS

 The Internal Revenue Service has determined and informed the Company by an opinion letter dated November 19, 2001, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                8

              Wayne Savings 401(k) Retirement Plan

            NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                   December 31, 2004 and 2003


NOTE G - RISKS AND UNCERTAINTIES

 The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

























                                9


              Wayne Savings 401(k) Retirement Plan
            Form 5500 E.I.N. 34-0606020 Plan No. 003

    Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        December 31, 2004

(a)              (b)                                                        (c)                   (d)

                                                                 Description of investment
                                                                including maturity date, rate
     Identity of issue, borrower,                                of interest, collateral, par    Current
       lessor or similar party                                       or maturity value            value

*    Stock                                                                 Shares
                                                                           ------
     Wayne Savings Bancshares, Inc.                                        35,993             $  575,888

     Mutual Funds
*    Huntington Money Market Fund IV                                       10,494                 10,494
*    Huntington Dividend Capture Fund IV                                    1,751                 20,289
*    Huntington Income Equity Fund IV                                          23                    759
*    Huntington Short & Intermediate Fixed Income
       Fund IV                                                              1,007                 19,696
     Federated Capital Preservation Fund - Institutional  Shares            4,418                 44,185
     T. Rowe Price High Yield - Advisor                                       493                  3,544
     American Balanced Fund - Class R-4                                     3,622                 65,163
     Columbia Small Cap Fund - Class A                                        234                  4,362
     Dreyfus S&P 500 Index Fund                                             4,216                148,705
     Federated Capital Appreciation Fund - Class A                          4,040                102,402
     Fidelity Advisor Equity Growth Fund - Class T                          4,489                205,182
     Fidelity Advisor Mid-Cap Fund - Class T                                2,247                 56,681
     Managers Special Equity Fund                                              15                  1,390
     Franklin Templeton Growth Fund                                         1,778                 40,743
                                                                                               ---------
     Total Mutual Funds                                                                          723,595

*    Participant Loans                               At an interest rate of  5.25%                 6,722
                                                                                               ---------
     Total Investments                                                                        $1,306,205
                                                                                               =========

*  Denotes a party-in-interest





                                10

                           SIGNATURES


     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              WAYNE SAVINGS 401(k) RETIREMENT PLAN




June 29, 2005                 By: /s/ Michael C. Anderson
                                  ----------------------------
                                  Michael C. Anderson
                                  Trustee



                       INDEX TO EXHIBITS


       Number     Description
       ------     ----------------------------------------------------

       23         Consent of Independent Registered Public Accountants